[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 1, 2017

David Orlic

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Center Coast MLP & Infrastructure Fund (File No. 811-22843)
Center Coast Core MLP Fund I, LLC (File No. 811-22565)
Preliminary Proxy Statements

Dear Mr. Orlic:

Thank you for your telephonic comments received November 6, 2017 regarding the Preliminary Proxy Statements of Center Coast MLP & Infrastructure Fund (“CEN”) (File No. 811-22843) and Center Coast Core MLP Fund I, LLC (File No. 811-22565) (“Core Fund” and, together with CEN, each a “Fund”), as filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2017. On behalf of the Funds, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Definitive Proxy Statement to be filed by each Fund. Capitalized terms used but not defined in this letter have the meanings set forth in the Preliminary Proxy Statements.

General

Comment 1	Explain why class and series identifiers are not included in the preliminary proxy statement filings.

Response	Each Fund is a closed-end fund and class and series identifiers are not assigned for closed-end funds.

Comment 2	Under Rule 14a-6(e)(1) under the Securities Act of 1934 (the “1934 Act”), the proxy statement and the proxy card should be labeled as “preliminary.”

Response	The Funds acknowledge the comment and confirm that future preliminary proxy statements filed by the Fund will be labeled as preliminary.

Comment 3

Review and revise disclosure to clarify what happens if shareholders do not approve the New Advisory Agreements. For example, could the Transaction close without shareholder approval of the New Advisory Agreements. If so, what would happen at the expiration of the Interim Advisory Agreements if shareholder approval still has not been obtained.

Response

As disclosed in the Preliminary Proxy Statement, it is a condition to the closing of the Transaction that shareholders of each Fund have approved the New Advisory Agreement, and therefore absent waiver of this closing condition by the purchaser, the Transaction will not close without shareholder approval. The Funds have revised disclosure throughout the proxy statements to clarify this point and that based on this closing condition, the Funds are not expected to enter into Interim Advisory Agreements. The

Funds have also added disclosure regarding possible consequences if the closing condition were to be waived and a Fund were to enter into an Interim Advisory Agreement, which was not approved prior to the expiration of the interim period.

Proposal 1: Approval of New Investment Advisory Agreement—Comparison of Current Advisory Agreement and New Advisory Agreement

Comment 4

Disclosure under this heading states that “the description of the New Advisory Agreement set forth in this Proxy Statement is qualified in its entirety by reference to Appendix A.” All material information should be disclosed in the proxy statement. Please delete the statement of qualification and replace with a reference that shareholders should consult Appendix A for additional information.

Response

The Funds have revised the disclosure as requested to state that “For additional information regarding the New Advisory Agreement, see the form of the New Advisory Agreement that is attached as Appendix A to this Proxy Statement.” The Funds supplementally confirm that all material information regarding the comparison of the Current Advisory Agreement and the New Advisory Agreement is disclosed in the proxy statement.

Proposal 1: Approval of New Investment Advisory Agreement—Comparison of Current Advisory Agreement and New Advisory Agreement—Fees

Comment 5

Disclosure under this heading states that “Under the New Advisory Agreement, BIM may waive a portion of its fees…” Please confirm whether the New Advisory Agreement specifically permits BIM to waive fees.

Response

The Fund confirms that the New Advisory Agreements specifically permit BIM to waive fees. Reference is made to Section 4(a) of the form of New Advisory Agreements, attached as Appendix A to the Preliminary Proxy Statements.

Proposal 1: Approval of New Investment Advisory Agreement—Comparison of Current Advisory Agreement and New Advisory Agreement—Payment of Expenses

Comment 6

Disclosure under this heading states that “Under the Current Advisory Agreement, the Fund is responsible for its own operating expenses,” whereas with respect to the New Advisory Agreement, specific expenses are listed as being borne by the Fund. Please specify the differences in operating expenses and expenses for other services described below.

Response

The Funds have revised disclosure to clarify that under both the Current Advisory Agreement and the New Advisory Agreement the Funds are responsible for their own operating expenses, and that while the New Advisory Agreement supplements that general provision by stating certain specific expenses, under both the Current Advisory Agreement and the New Advisory Agreement, the Funds will be responsible for the same types of operating expenses.

Proposal 1: Approval of New Investment Advisory Agreement—Certain Conditions under the 1940 Act

Comment 7	Provide the disclosure required by Item 22(c)(6) of Schedule 14A under the 1934 Act.

Response	The Fund has added the requested disclosure to the description of the Transaction.

Proposal 1: Approval of New Investment Advisory Agreement—Board Considerations

Comment 8	If BIM serves as investment adviser for any other funds with similar investment objectives, provide the disclosure called for by Item 22(c)(10) of Schedule 14A under the 1934 Act.

Response	The Funds confirm that BIM does not serve as investment adviser for any other funds required to be disclosed pursuant to Item 22(c)(10) of Schedule 14A.

Proposal 2: Election of Trustees—Background

Comment 9

Disclosure under this heading states that “Unless authority is withheld or other instructions are provided, it is the intention of the persons named in the proxy card to vote ‘FOR’ the election of the Trustee Nominees.” This disclosure gives the impression that the proxy card will be voted generally in the discretion of the named proxies. Revise disclosure to clarify that the proxy card will be voted as directed.

Response

The disclosure has been revised as requested explain that all Shares represented by properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise as provided therein. If you sign the proxy card, but don’t fill in a vote, your Shares will be voted in accordance with the Board’s recommendation.

Comment 10

Disclosure under this heading states that “If a Trustee Nominee declines or otherwise becomes unavailable for election, however, the proxy confers discretionary power on the persons named therein to vote in favor of a substitute Trustee Nominee.” Revise to conform with Rule 14a-4(c)(5) under the 1934 Act.

Response

The disclosure has been revised as requested to explain that the proxy confers discretionary power on the persons named therein to vote in favor of a substitute Trustee Nominee if a Trustee Nominee is unable to serve as a Trustee or for good cause will not serve as a Trustee.

Proxy Cards

Comment 11	The Proxy Cards appear to be missing FOR, AGAINST, ABSTAIN check boxes for Proposal 1.

Response	The Funds confirm that the definitive proxy cards will include FOR, AGAINST, ABSTAIN check boxes for Proposal 1.

Comment 12	There appear to be two proxy cards for each of the Common Shares and Preferred Shares.

Response

The Funds confirm that there will be a single proxy card for Common Shares and, in the case of CEN, a single proxy card for Preferred Shares. This definitive proxy card will be filed with the Definitive Proxy Statement.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy